Exhibit 99.2

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL DATA

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	As of
	March 31, 2021	September 30, 2020
ASSETS
CURRENT ASSETS
Cash	$35,999,129	$10,058,202
Accounts receivable, net	17,799,597	10,871,778
Inventories, net	4,917,271	1,906,232
Deferred initial public offering costs	-	443,709
Prepaid expenses and other current assets	3,089,459	-
TOTAL CURRENT ASSETS	61,805,456	23,279,921

Property, plant and equipment, net	4,404,018	4,428,064
Intangible assets, net	178,573	174,776
Investment in equity securities	762,500	735,000
Deferred tax assets	122,342	186,537
TOTAL NONCURRENT ASSETS	5,467,433	5,524,377

TOTAL ASSETS	$67,272,889	$28,804,298

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$2,745,000	$2,646,000
Accounts payable	8,589,492	2,691,193
Taxes payable	1,436,645	1,331,749
Due to related party	3,117,081	956,492
Accrued expenses and other current liabilities	694,410	375,960
TOTAL CURRENT LIABILITIES	16,582,628	8,001,394

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.003125 par value, 100,000,000 shares authorized, 21,750,000 shares and 16,000,000 shares issued and outstanding as of March 31, 2021 and September 30, 2020, respectively	67,969	50,000
Additional paid in capital	29,174,188	3,679,000
Share subscription receivable	(3,571,241)	-
Statutory reserve	2,439,535	2,439,535
Retained earnings	20,886,777	13,738,979
Accumulated other comprehensive income	1,693,033	895,390
TOTAL SHAREHOLDERS’ EQUITY	50,690,261	20,802,904

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$67,272,889	$28,804,298

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

REVENUE	$24,292,948	$16,388,865
COST OF REVENUE	12,304,678	7,868,761
GROSS PROFIT	11,988,270	8,520,104

OPERATING EXPENSES
Selling expenses	1,109,287	646,241
General and administrative expenses	985,498	743,813
Research and development expenses	310,668	547,627
Total operating expenses	2,405,453	1,937,681

INCOME FROM OPERATIONS	9,582,817	6,582,423

OTHER INCOME(EXPENSES)
Interest expense, net	(46,671)	(63,709)
Other expense, net	(8,227)	(674)
Equity investment income	30,626	21,805
Total other expense, net	(24,272)	(42,578)

INCOME BEFORE INCOME TAX PROVISION	9,558,545	6,539,845

INCOME TAX PROVISION	2,410,747	1,465,769

NET INCOME	7,147,798	5,074,076

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	797,643	18,877
COMPREHENSIVE INCOME	$7,945,441	$5,092,953

EARNINGS PER SHARE
Basic and diluted	$0.44	$0.32

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	16,168,956	16,000,000

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2021 AND 2020

(UNAUDITED)

	Ordinary shares		Additional paid-in	Subscription	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	Receivable	reserve	earnings	income	equity

Balance at September 30, 2019	16,000,000	$50,000	$3,679,000	$-	$2,439,535	$6,180,757	$34,767	$12,384,059

Net income	-	-	-	-	-	5,074,076	-	5,074,076
Foreign currency translation adjustment	-	-	-	-	-	-	18,877	18,877

Balance at March 31, 2020	16,000,000	$50,000	$3,679,000	$-	$2,439,535	$11,254,833	$53,644	$17,477,012

Balance at September 30, 2020	16,000,000	$50,000	$3,679,000	$-	$2,439,535	$13,738,979	$895,390	$20,802,904
Issuance of ordinary shares in initial public offerings, net	5,000,000	15,625	21,747,532	-	-	-	-	21,763,157
Issuance of additional shares under overallotment option in initial public offerings, net	750,000	2,344	3,747,656	(3,571,241)	-	-	-	178,759
Net income	-	-	-	-	-	7,147,798	-	7,147,798
Foreign currency translation adjustment	-	-	-	-	-	-	797,643	797,643

Balance at March 31, 2021	21,750,000	$67,969	$29,174,188	$(3,571,241)	$2,439,535	$20,886,777	$1,693,033	$50,690,261

UNIVERSE PHARMACEUTICALS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended March 31,
	2021	2020

Cash flows from operating activities
Net income	$7,147,798	$5,074,076
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	243,466	205,654
Changes in allowance for doubtful accounts	(203,253)	9,038
Inventory reserve	(76,734)	(25,483)
Deferred income tax provision	71,221	6,442
Changes in operating assets and liabilities:
Accounts receivable	(6,322,074)	2,089,969
Inventories	(2,864,911)	(2,354,137)
Prepaid expenses and other current assets	(3,098,993)	(10,267)
Accounts payable	5,801,410	3,189,657
Taxes payable	55,105	140,942
Accrued expenses and other current liabilities	305,094	54,012
Net cash provided by operating activities	1,058,129	8,379,903

Cash flows from investing activities
Purchase of property and equipment	(50,875)	(47,512)
Net cash used in investing activities	(50,875)	(47,512)

Cash flows from financing activities
Proceeds from short-term bank loans	1,220,800	-
Repayment of bank loans	(1,220,800)	-
Net proceeds from initial public offerings	21,941,916	-
Deferred initial public offering costs	-	(90,698)
Proceeds from related party borrowings	2,194,640	446,731
Net cash provided by financing activities	24,136,556	356,033

Effect of changes of foreign exchange rates on cash	797,117	(69,293)
Net increase in cash	25,940,927	8,619,131
Cash, beginning of period	10,058,202	3,177,321
Cash, end of period	$35,999,129	$11,796,452

Supplemental disclosure of cash flow information
Cash paid for income tax	$3,364,769	$1,289,194
Cash paid for interest expense	$65,775	$71,447

Supplemental non-cash financing activities:
Subscription receivable from issuance of ordinary shares under initial public offerings	$3,571,241	$-

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